April 26, 2007

Michael D. Pappas, Esq.
Associate General Counsel
Genworth Life and Annuity Insurance Company
6610 W. Broad Street
Richmond, Virginia 23230

       Re: Genworth Life of New York VA Separate Account 1
                 Genworth Life Insurance Company of New York
                 Initial Registration Statement filed on Form N-4
                 <u>File Nos. 333-140908 and 811-8475</u>

Dear Mr. Pappas:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on February 27, 2007. The registration statement received a selective review based on your representation that the filing is substantially similar those of other currently effective registration statements filed on behalf of Genworth Life Insurance Company of New York and its separate accounts (File Nos. 333-97085 and 333-47016). Based on our limited review, we have the following comments (page numbers refer to the courtesy copy provided to the staff):

1.   **Cover Page**

Please disclose on the prospectus cover page that the contract offers a bonus credit feature and that expenses for the contract with the bonus credit may be higher than expenses for a contract without a bonus credit feature.

2.   **Synopsis** (p. 12)

With respect to the disclosure under the subheading "What charges are associated with this contract," please clarify whether the bonus amount represents "gain in the contract" for purposes of assessing a surrender charge.

3.   **The Portfolios** (pp. 15-22)

Please state conspicuously from whom a prospectus containing more complete information on each portfolio company may be obtained. <u>See</u> Item 5(d) to Form N-4.

4.   **Surrender Charge** (pp. 31 and 32)

Please disclose how the bonus credit figures into the surrender charges (i.e., are surrender charges calculated on bonus amounts).

5.   **Voting Rights** (p. 23)

Please disclose that the effect of proportional voting is that a small number of contract owners may determine the outcome of the vote.

6.   **Asset Allocation Program** (pp 24-27)

a.   The disclosure on p. 24 states that investment in an asset allocation model is <u>required</u> of certain riders, but the disclosure on p. 26 (under the sub-heading *Selecting an Asset Allocation Model*) states that one can <u>elect</u> to participate in an asset allocation program with those riders. Please correct the apparent inconsistency.

b.   With respect to the disclosure under the sub-heading *The Asset Allocation Models*, please disclose that recommendations based on the factors listed may result in inclusion of portfolios with higher fees that may adversely affect performance.

c.   Please advise the staff whether or not the target allocation mix can change.

7.   **Surrenders and Partial Withdrawals** (pp. 42 and 43)

Please disclose how charges for optional riders are applied upon a full surrender (e.g., pro rata based on date of surrender). Footnote 5 to the fee table should also be revised consistent with this comment.

8.   **Lifetime Income Plus 2007** (pp. 46-54)

a.   With respect to the reservation of the right not to adjust the Withdrawal Base, Rider Death Benefit, and/or Roll-Up Value for any subsequent purchase payments received, please consider making the disclosure more prominent (as well as the potential consequences to contract owners).

b.   Please consider revising the second sentence of the paragraph with the heading "Impact of Violating the Investment Strategy on the Withdrawal Factor and Rider Death Benefit" to read "Beginning on the first Valuation Day after you choose not to follow the Investment Strategy, your Withdrawal Factor and Rider Death Benefit will be reduced <u>by 50%</u>."

c.   With respect to the restore feature under the rider, please explain to the staff how the "rider charge" will be assessed on the valuation day the benefit is restored (i.e., is it in addition to the daily charge for the rider that would have been assed that day?).

d.   With respect to the reset feature under the rider, the disclosure states that you may reset your Withdrawal Base on an annual anniversary, but later states resets will occur automatically. Please resolve the apparent inconsistency.

e.   The disclosure states that any change to the charge or to the required Investment Strategy for the rider will be communicated in writing prior to the contract anniversary date. Will contract owners be notified of this change prior to when they must submit written requests to terminate automatic resets, which is 15 days prior to the contract anniversary date?

f.   The disclosure states on page 48 that "Your Contract Value after taking a withdrawal may be less than the amount required to keep your contract in effect." Please explain how this amount is determined?

9.   **Power of Attorney** (Part C)

If any name is to be signed to the registration statement pursuant to a power of attorney, please ensure that the power of attorney "relates to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

10.   **Financial Statements, Exhibits, and Other Information**

Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

11.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Please respond to these comments in a pre-effective amendment to the registration statement and in a letter to me. If you are of the opinion that no change in the registration statement is necessary in response to any comment, so indicate in a letter to the staff and state the basis for your opinion. Although the staff has completed the initial review of the registration statement, please be advised that the registration statement will be reviewed by the Assistant Director of the Division of Investment Management, Office of Insurance Products, after the above comments are resolved. Accordingly, the staff reserves the right to comment further on any forthcoming amendments**.**

After resolution of all disclosure issues, a written request from the registrant and its principal underwriters must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions or comments, please feel free to call me at (202) 551-6765. Mail or deliveries should include a reference to Mail Stop 5-6, and our zip code 20549-0506. My facsimile number is (202) 628-0760.

Sincerely,

Mark A. Cowan
Senior Counsel
Office of Insurance Products